                              [LOGO APPEARS HERE]

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

                        TO BE HELD ON OCTOBER 27TH, 2004

                              --------------------

                                 PROXY STATEMENT

        This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.00 per share (the "Ordinary Shares") and to holders of American Depositary Receipts ("ADRs") evidencing American Depositary Shares (each representing one Ordinary Share) of Delta Galil Industries Ltd. in connection with an Annual General Meeting of Shareholders of the Company to be held at the Company's offices located at Beit Hatextile, 2 Kaufman St., Tel-Aviv, Israel on October 27, 2004, at 4:00 p.m. local time, and thereafter as it may be adjourned from time to time (the "Annual General Meeting" or the "Meeting"). Unless the context otherwise requires, references in this Proxy Statement to "Delta Galil", the "Company", "we", and "our" refer to Delta Galil Industries Ltd.

        At the Meeting the following resolutions will be proposed for adoption:

1. To elect the following directors, who are not external directors: Dov Lautman, Aharon Dovrat, R. Henry Kleeman, Harvey M. Krueger, Noam Lautman, Dan Propper, Zalman Shalev, Amior Vinocourt, J. Randall White and Ann E. Ziegler.

2. To receive and consider the Company's financial reports, for the year ended December 31, 2003.

3. To re-appoint Kesselman & Kesselman, a member of PriceWaterhouseCoopers International Limited, as independent auditors of the Company for the years 2004 and 2005 and to empower the board of directors of the Company to determine their compensation.

PROXIES

        Holders of Ordinary Shares may vote their shares at the Meeting whether or not they attend by appointing "proxies" to vote on their behalf. A holder of Ordinary Shares may appoint a proxy by delivering an appointment of a proxy to the Company at least 24 hours prior to the Meeting. Holders of Ordinary Shares may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof, by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting.

        Holders of ADRs can vote by giving instructions to The Bank of New York, the depositary for the ADRs. A form of voting instruction card and a return envelope for the proxy are also enclosed. In order to be counted, the voting instruction card must be received by The Bank of New York by 5:00 p.m. New York Time on October 20, 2004. Upon the receipt of properly executed voting instructions in the form enclosed from a holder of ADRs, The Bank of New York will vote the Ordinary Shares represented by those ADRs in accordance with such instructions. Holders of ADRs may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof, by filing with The Bank of New York a written notice of revocation or a duly executed proxy bearing a later date.

        With respect to any ADRs for which The Bank of New York does not receive instructions, The Bank of New York will vote those ADRs in proportion to the votes cast by all shareholders.

        We know of no other matters to be submitted at the Meeting other than as specified in the Notice of Special General Meeting of Shareholders included with this Proxy Statement. If any other business is properly brought before the Meeting, however, it is the intention of the persons named as proxies to vote in respect thereof in accordance with their best judgment.

        We expect to mail this Proxy Statement to shareholders on or about September 27, 2004. All expenses of this solicitation will be borne by us. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians may be requested to forward proxy solicitation materials to the beneficial owners of our Ordinary Shares and ADRs held of record by such persons, and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

SHAREHOLDERS ENTITLED TO VOTE

        Only holders of record of Ordinary Shares (including Ordinary Shares represented by ADRs) at the close of business on September 20, 2004, are entitled to notice of and to vote at the Meeting. At the close of business on September 9, 2004, the Company had 18,479,481 outstanding Ordinary Shares (excluding 1,422,486 shares held by Delta Galil and 45,882 Ordinary Shares held by a trustee in connection with Delta's stock option plans). Neither the Company nor the trustee will vote these shares. Each Ordinary Share (including Ordinary Shares represented by ADRs) is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted, and abstentions are not taken into account.

REQUIRED MAJORITY

        Each of the resolutions require the affirmative vote of at least a majority of the voting power represented at the Meeting in person or by proxy and voting on the matter presented for passage.

        The lack of a required majority for the adoption of any resolution presented above will not affect the adoption of other resolutions for which the required majority was obtained.

QUORUM

        The quorum required for the Meeting consists of at least two shareholders present in person or by proxy who hold or represent, in the aggregate, at least one third (1/3) of the voting rights of the issued share capital of the Company. In the event that there is a lack of quorum, the meeting will be adjourned to the same day in the following week at the same time and place, or to such other time and place as the Company's board of directors may determine and notify the shareholders entitled to receive such a notice of such determination. If at the reconvened meeting a quorum is not present within one half-hour from the time set for holding the meeting, two shareholders present in person or by proxy will constitute a quorum, regardless of the number of shares represented.

        AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE "FOR" THE PROPOSAL DESCRIBED IN THIS PROXY STATEMENT.


                                       2
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I.       PRINCIPAL SHAREHOLDERS
         ----------------------

        The following table sets forth stock ownership information (including all ordinary shares represented by ADRs) as of September 9, 2004, with respect to:

        1) Each person who is known by Delta Galil to be the beneficial owner of more than 5% of Delta Galil's outstanding ordinary shares; and

        2)      Directors and senior management (on an individual basis).

Except where otherwise indicated, Delta Galil believes, based on information furnished by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. The shareholders listed below do not have any different voting rights from any other shareholders of Delta Galil. Other than as disclosed below, none of Delta Galil's directors or senior managers beneficially owns 1% or more of Delta Galil's outstanding ordinary shares.

                                             NUMBER OF             PERCENT OF
                                          ORDINARY SHARES        ORDINARY SHARES
NAME                                     BENEFICIALLY OWNED      OUTSTANDING(1)
----                                     ------------------      --------------

Dov Lautman(2)                           4,644,993               25.1%
Sara Lee International Corporation       4,256,537               23.0%
Arnon Tiberg(3)                          497,588                 2.7%
Amior Vinocourt(4)                       63,501                  0.3%
Aharon Dovrat                            20,050                  0.1%
Harvey Krueger                           5,000                   0.03%


----------

(1) Based on 18,479,481 ordinary shares outstanding, excluding 1,422,486 ordinary shares held by the Company and excluding 45,882 ordinary shares held by a trustee in connection with Delta Galil's stock option plans.

(2) Includes 3,264,336 shares held by Nichsei Adinoam Ltd. and 1,380,657 shares held by N.D.R.L. Investments (1998) Ltd., each of which is a company controlled by Dov Lautman.

(3) Includes 439,150 shares held by Ha'lakuach Ha'Neeman (65) Ltd., a company controlled by Mr. Tiberg and 58,438 held by Mr. Tiberg. Does not include options held by Mr. Tiberg to purchase 250,000 ordinary shares. Options to acquire 50,000 ordinary shares have an exercise price of $7.90 per share converted to NIS on the date of the exercise, and vested in four equal tranches over three years commencing in November 1998. Options to acquire an additional 100,000 ordinary shares have an exercise price of $21.07 per share converted to NIS on the date of the exercise, and vested in four equal tranches over three years commencing in August 2000. All of the options described above are exercisable commencing on the date that is two years after the date such options vested and expire five years after vesting. Options to acquire an additional 100,000 Ordinary Shares have an exercise price of $9.00 per share converted to NIS on the date of the exercise. These options vest in equal tranches over four years commencing in November 2003, and expire three years after vesting. The first two tranches are exercisable beginning in November 2004.

(4)     Held through Vinocourt Achzakot Ltd., a company controlled by Mr.
        Vinocourt.


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II.      SHAREHOLDERS AGREEMENTS
         -----------------------

        Dov Lautman, the Chairman of the Board of Directors of Delta Galil, and two companies through which he holds shares in Delta Galil, N.D.R.L. Investments
(1998) Ltd. and Nichsei Adinoam Ltd., (collectively, the "Lautman Group"), have a shareholders agreement with Sara Lee Corporation and Sara Lee International Corporation.

        The shareholders agreement provides, among other things, that:

        o Sara Lee International Corporation is entitled to nominate 30% of the members of Delta Galil's board of directors, excluding external directors, with fractions rounded up to the next whole number, and Mr. Lautman is entitled to nominate the remainder of the members of the board, excluding independent directors;

        o Delta Galil may not issue, allot or grant options over or conversion rights into its unissued share capital without the prior consent of Sara Lee International Corporation unless as part of a pro rata distribution of fully paid up bonus shares; and

        o New appointments of a chief executive officer of Delta Galil shall require the consent of Sara Lee International Corporation.

        In addition, the Lautman Group and Sara Lee International Corporation each granted the other a right to purchase any Delta Galil shares that the other party beneficially owns and proposes to sell to unaffiliated third parties.

        The term of the shareholders agreement will expire on the earlier to occur of: (i) the date on which Sara Lee holds less than 18% of the equity rights of Delta Galil and (ii) the transfer by Sara Lee of its shares to a competitor of Delta Galil, which is defined as an entity engaged in the United States, Israel or Western Europe in the manufacture of socks and underwear, including pantyhose and hosiery but excluding brassieres.

        As of September 9, 2004, the Lautman Group owned 25. 1% and Sara Lee owned 23.0% of the outstanding ordinary shares of Delta Galil.

        As of September 9, 2004, Delta Galil had 24 shareholders of record resident in the United States, accounting for 23.9% of the outstanding ordinary shares. One U.S. shareholder, Sara Lee International Corporation, holds 23.0% of the outstanding ordinary shares.

III. RESOLUTIONS
     -----------

RESOLUTION 1 - ELECTION OF DIRECTORS
               ---------------------

        At the Annual General Meeting, ten directors constituting the entire board of directors of Delta (except for two external directors) are to be elected. External directors are elected to three-year terms. The terms of our two external directors expire in 2006.

        Unless otherwise instructed on the proxy card, it is the intention of the persons named in the proxy to vote for the election of the nominees named below, who currently serve as directors of Delta, each to hold office until the next Annual General Meeting of Shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier under any

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relevant provisions of the Articles of Association of Delta. Delta is unaware of any reason why any of the nominees, if elected, should be unable to serve as a director. If any of such nominees are unable to serve, the persons named in the proxy will vote the shares FOR the election of such other nominees as the board of directors of Delta may propose. All nominees listed below have advised the Chairman of the board of directors of Delta that they intend to serve as directors if elected.

        DOV LAUTMAN, 68, is the founder of Delta Galil and has served as the Chairman of the Board of Directors since 1975. From 1975 to 1996, Mr. Lautman was the Chief Executive Officer of Delta Galil. From 1986 to 1993, Mr. Lautman served as President of the Manufacturers Association of Israel and as the Chairman of the Coordinating Bureau of Economic Organizations of Israel. From 1993 to 1995, Mr. Lautman was the Prime Minister's Special Emissary for Economic Development. Since May 2001, Mr. Lautman has served as the chairman of the executive council of Tel Aviv University.

        AHARON DOVRAT, 73, has served as a Director of Delta Galil since December 1998. Mr. Dovrat is the chairman of Dovrat & Co. Ltd. and Isal Ltd. . Mr. Dovrat serves as a Director of Cognifit Ltd., DS Polaris Ltd., Technomatix Technologies Ltd. and Solgood Communication Ltd. From 1992 to 1998.Mr. Dovrat was the chairman of the Dovrat, Shrem & Co. S.A., an investment banking firm established in 1991, as well as a Director of Domicar Ltd., Investment Company of Bank Hapoalim Ltd., Oshap Technologies Ltd. and Ordan Industries Ltd. Until 1991 Mr. Dovrat served as managing Director of Clal (Israel) Ltd., one of Israel's largest public investment companies.

        R. HENRY KLEEMAN, 46, has served as a Director of Delta Galil since June 2000. Mr. Kleeman is a Vice President, Deputy General Counsel and business practices officer of Sara Lee Corporation, where he has served as an attorney since 1995. Mr. Kleeman also serves as a director of several Sara Lee subsidiaries. Mr. Kleeman earned a bachelor of arts degree in English and economics from Colgate University and a J.D. from the University of Chicago Law School.

        HARVEY M. KRUEGER, 75, has served as a Director of Delta Galil since August 1999. Mr. Krueger is Vice Chairman of Lehman Brothers and has been involved with that firm and Kuhn Loeb & Co., one of its constituent firms, since 1959. Mr. Krueger currently serves as a Director of Automatic Data Processing Inc., Chaus Inc., and is also Chairman of Stockton Partners Inc. In addition, Mr. Krueger is former Chairman of the Peres Center for Peace, former Chairman of Cooper-Hewitt National Design Museum and the Smithsonian Institution, former and honorary Chairman of the Hebrew University of Jerusalem, and a member of the Board of Directors of Beth Hatefutsoth and Beth Israel Medical Center (NY) and Continuum Health Partners.

        NOAM LAUTMAN, 35, has been a Director of Delta Galil since October 2001. Mr. Lautman has been Director for New Ventures and Strategic Business Planning at Teva Pharmaceutical Industries Ltd since 2002. Mr. Lautman previously served in various managerial positions in several Israeli companies operating in the high-tech field. Mr. Lautman holds a B.Sc in Computer Science and Mathematics and an MBA from New York University. Mr. Lautman is the son of Dov Lautman, the Chairman of the Board of Directors of the Company.

        GIORA MORAG, 59, has served as a director of Delta Galil since September 2003. Mr. Morag worked at Bank Hapoalim B.M., for 27 years, until 2002. Mr. Morag held a variety of managerial positions during his career, most recently as the manager of the bank's UK branches. From 1996to 1999 Mr. Morag served as General Manager of American Israel Bank Ltd, a wholly

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owned subsidiary of Bank Hapoalim. Mr. Morag studied economics and political science at the Hebrew University.

        AMNON NEUBACH, 59, has been an independent business consultant since 1997. From January 2001 until May 2003, Mr. Neubach served as the Chairman of the Board of Directors of Pelephone Communications Ltd., an Israeli mobile phone company. From 1995 to 1997, Mr. Neubach served as country advisor to Goldman Sachs in Israel, and from 1990 to 1994 he served as the Minister of Economic Affairs at the Israeli Embassy in Washington, D.C. Mr. Neubach serves as an external director of Mind CTI Ltd. (Nasdaq: MNDO), a software company and Aspen Building and Development Ltd. (TASE: ASBD), a real estate company and as a director of Arelnet Ltd. (TASE: ARNT), a VOIP switch company; Zika Electrode Works Ltd. (TASE: ZIKA), a manufacturer of electrodes and safety tools; Orbit Alchut Technologies Ltd. (TASE: ORBI), an antenna company and Direct Insurance - IDI Ltd., a private Israeli insurance company. Mr. Neubach received a B.A. in economics and business administration and an M.A. in Economics from Bar-Ilan University.

        DAN PROPPER, 63, has served as a Director of Delta Galil since 1986. Mr. Propper has been the Managing Director of the OSEM Group of Companies since 1981. Until June 1999, Mr. Propper was the President of the Manufacturers Association of Israel and Chairman of the Coordinating Bureau of Economic Organizations of Israel. Mr. Propper is also a member of the Board of Directors of Weizmann Institute and the Technion, Israel Institute of Technology, and Chairman of the Boards of Directors of various industrial companies.

        ZALMAN SHALEV, 81, has served as a Director of Delta Galil since 1988. Mr. Shalev is the former Chairman of the Board of Directors of ORT Israel and a Director of World ORT Union and Israel Technical Incubators. Mr. Shalev is also a member of the Israeli Chief Scientist Advisory Board. Mr. Shalev was a member of the Board of Directors of Leumi & Co. until 1998. From 1967 to 1987 Mr. Shalev served as a Director and President of Elisra Electronic Company. From 1962 to 1966 Mr. Shalev served as director of communication electronics of the Israel Defense Forces.

        AMIOR VINOCOURT, 77, has served as a Director of Delta Galil since December 1996. Mr. Vinocourt was a Director of Industrial Building Corporation Ltd., of Ofis Textile Ltd. and Alliance Tyre (1992) Ltd. Until 1995, Mr. Vinocourt was a Director of Neshua Underwriting and Issuing Ltd. and, from 1994 to 1997 a Director of Bank Hapoalim Ltd. Mr. Vinocourt is a Chartered Accountant (F.C.A.) (England) and a Certified Public Accountant (Isr). From 1972 to 1993 Mr. Vinocourt was managing Director of Industrial Finance Corp. Ltd. and the Investment Company for Industrial Development in Israel Ltd.

        J. RANDALL WHITE, 49, has served as a Director of Delta Galil since September 2003. Mr. White has served as Vice President - Corporate Affairs for Sara Lee Corporation since 2001. He joined Sara Lee in 1988 and has served in a variety of executive capacities at Sara Lee. Mr. White is a trustee and former Chairman of the Board of Hubbard Street Dance Chicago, Vice President and a trustee of the Goodman Theatre, a member of the Board of Trustees of Ravinia Festival and a member of the Board of Advisors of Catalyst. Mr. White earned a Bachelor of Arts degree in economics and mathematics from Dartmouth College and a Master of Business Administration from Harvard Business School.

        ANN E. ZIEGLER, 46, has served as a Director of Delta Galil since July 1998. Ms. Ziegler is a Senior Vice President for Sara Lee Corporation and CFO and SVP-Administration of the Sara Lee Bakery Group. From October 2000 until March 2003, Ms. Ziegler was Senior Vice President

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- Corporate Development for Sara Lee Corporation. Ms. Ziegler joined Sara Lee in
1993 after being an associate with the law firm Skadden, Arps, Slate, Meagher & Flom. Ms. Ziegler serves on the Board of Directors of Unitrin Inc., Lifeline Theater and Chicago Shakespeare Theatre. Ms. Ziegler earned a Bachelor of Arts Degree from the College of William and Mary and a J.D. from the University of Chicago Law School.

TERMS OF DIRECTORS

        Our directors are elected at the Annual Shareholders Meeting to serve until our next annual meeting of Shareholders and until their respective successors are elected and qualified. Our Articles of Association provide that the directors may appoint additional directors (whether to fill a vacancy or to expand the board of directors). Our Articles of Association also provide that the board of directors may delegate all of its powers to committees of the board of directors as it deems appropriate.

RESOLUTION

At the meeting, it is proposed that the following resolution be adopted:

        "Resolved, that Dov Lautman, Aharon Dovrat, R. Henry Kleeman, Harvey M. Krueger, Noam Lautman, Dan Propper, Zalman Shalev, Amior Vinocourt, J. Randall White and Ann E. Ziegler be elected as directors of the Company."

        UPON THE RECEIPT OF A PROPERLY SIGNED AND DATED PROXY, AND UNLESS OTHERWISE INSTRUCTED ON THE PROXY, THE PERSONS NAMED IN THE ENCLOSED PROXY WILL VOTE THE SHARES REPRESENTED THEREBY FOR ALL THE NOMINEES OF THE BOARD OF DIRECTORS.

RESOLUTION 2 - THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
               -------------------------------------------------------------

        Our board of directors recommends that the Shareholders receive and consider the Company's financial reports for the year ended December 31, 2003.

        At the meeting, it is proposed that the following resolution be adopted:

        "Resolved, that the shareholders of the Company receive the Company's financial reports for the year ended December 31, 2003."

        UPON RECEIPT OF A PROPERLY SIGNED AND DATED PROXY AND UNLESS OTHERWISE INSTRUCTED ON THE PROXY, THE PERSONS NAMED IN THE ENCLOSED PROXY WILL VOTE THE SHARES REPRESENTED THEREBY FOR THE PROPOSAL.

RESOLUTION 3 - REAPPOINTMENT OF INDEPENDENT AUDITORS
               -------------------------------------

        Our audit committee and board of directors recommend that the Shareholders reappoint the accounting firm of Kesselman & Kesselman, a member of PriceWaterhouseCoopers International Limited, as our independent auditors for the fiscal years ending December 31, 2004 and 2005, and authorize the board of directors to determine their compensation. Kesselman & Kesselman has no relationship with us or with any of our affiliates, except as auditors.

        Israeli law allows the shareholders to delegate to the Board the authority to determine the auditors' compensation. The Sarbanes-Oxley Act and NASDAQ rules require Audit Committee

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approval of auditor engagement and compensation. The Board of Directors will decide on the auditor compensation following the prior approval of the Audit Committee.

        At the Meeting, it is proposed that the following resolution be adopted:

        "Resolved, that the Company re-appoint Kesselman & Kesselman, a member of PriceWaterhouseCoopers International Limited, as independent auditors of the Company for the years 2004 and 2005, and that the board of directors of the Company be and it hereby is empowered to determine their compensation."

        UPON THE RECEIPT OF A PROPERLY SIGNED AND DATED PROXY AND UNLESS OTHERWISE INSTRUCTED ON THE PROXY, THE PERSONS NAMED IN THE ENCLOSED PROXY WILL VOTE THE SHARES REPRESENTED THEREBY FOR THE PROPOSAL.

IV.    OTHER BUSINESS
       --------------

        The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the board of directors knows of no business that will be presented for consideration at the Meeting other than the foregoing matters. If other matters not now known properly come before the Meeting, it is intended that the persons named as proxies or their substitutes will vote the shares in accordance with their best judgment with respect to such matters.

V.     ADDITIONAL INFORMATION
       ----------------------

        We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, (the "Exchange Act") applicable to foreign private issuers and we fulfill the obligations with respect to those requirements by filing reports with U.S. Securities and Exchange Commission (the "SEC"). Our filings with the SEC may be inspected without charge at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public from the SEC's website at WWW.SEC.GOV.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to those proxy rules.

                                       By order of the Board of Directors


                                       Yossi Hajaj
                                       Chief Financial Officer

                                       September 27, 2004




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